  Exhibit 99.1

Emgold Mining Corporation (An Exploration Stage Company)
Unaudited Condensed Interim Consolidated Financial Statements
For Three Months Ended 31 March 2018 and 2017
Stated in US Dollars
Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements.

Table of Contents

Management’s Responsibility		i
Condensed Interim Consolidated Statement of Financial Position		1
Condensed Interim Consolidated Statement of Comprehensive Loss		2
Condensed Interim Consolidated Statement of Changes in Equity		3
Condensed Interim Consolidated Statement of Cash Flows		4
Notes to the Condensed Interim Consolidated Financial Statements		5
1)	Nature of operations and going concern	5
2)	Basis of preparation – Statement of Compliance	5
3)	Summary of significant accounting policies	6
4)	Financial instruments and risk management	6
5)	Assets held for sale	8
6)	Exploration and evaluation assets	8
7)	Related party transactions	10
8)	Share capital	11
9)	Capital disclosures	12
10)	Segmented disclosure	12

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying unaudited condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the unaudited condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee has the responsibility of meeting with management, and the external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company’s external auditors.

We draw attention to Note 1 in the condensed interim consolidated financial statements which indicates the existence of a material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements.

26 May 2017

The consolidated financial statements were approved by the Board of Directors on 26 May 2017 and were signed on its behalf by:
“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

i | Page

Emgold Mining Corporation	Statement 1
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Financial Position
		As at
	Note	31 March 2018	31 December 2017
Assets
Current Assets
Cash and cash equivalents		$12,523	$18,572
Amounts receivable		2,950	3,721
Prepaid amounts and deposits		9,696	8,993
		25,169	31,286
Non-current Assets
Reclamation bonds		9,694	9,963
Assets held for sale	(5)	154,452	154,452
Deposit	(6)	118,106	110,813
Exploration and evaluation assets	(6)	544,113	544,113
		876,365	819,341
		$901,534	$850,627
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$255,300	$236,524
Due to related parties	(7)	300,533	263,608
		555,833	500,132
Equity (statement 3)
Share capital		44,155,360	44,095,360
Warrants – contributed surplus		686,349	686,349
Options – contributed surplus		7,062,781	7,062,781
Deficit		(51,558,789)	(51,493,995)
		345,701	350,495
		$901,534	$850,627

Nature of operations and going concern	(1)
Basis of preparation - Statement of Compliance	(2)
Capital disclosure	(9)
Segmented disclosure	(10)

The condensed interim consolidated financial statements were approved by the Board of Directors on 26 May 2017 and were signed on its behalf by:
“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

1 | Page
--The accompanying notes form an integral part of the condensed interim consolidated financial statements--

Emgold Mining Corporation	Statement 2
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Comprehensive Loss
		Three months ended	Three months ended
	Note	31 March 2018	31 March 2017
Continuing Operations
Expenses
Exploration and Evaluation
Resource property expense	(6)	$10,550	$2,959
General and Administrative
Management and consulting		31,989	29,928
Listing and filing fees		4,786	9,326
Professional fees		7,608	7,950
Office and administration		10,900	2,958
Shareholder communication		-	4,429
Insurance		2,186	1,955
Banking costs		296	403
		57,765	56,949
Net Loss and Comprehensive Loss Before Other Items		68,315	59,908
Other Loss
Foreign exchange (gain) and loss		(3,521)	1,468
(Gain) on write-off of related party debt	(7)		(587,500)
		(3,521)	(586,032)
Net (Gain) Loss and Comprehensive Loss		$64,794	$(526,124)
Basic and Diluted (Gain) Loss per Common Share		$(0.01)	$0.07
Weighted Average Number of Shares Outstanding		8,052,158	7,951,530

2 | Page
--The accompanying notes form an integral part of the condensed interim consolidated financial statements--

Emgold Mining Corporation	Statement 3
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Changes in Equity
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2017	7,900,373	$44,035,360	-	$686,349	500,000	$7,062,781	$(51,808,333)	$(23,843)
Shares issued for properties	70,833	60,000	-	-	-	-	-	60,000
Comprehensive gain for the period	-	-	-	-	-	-	526,124	526,124
Balance at 31 March 2017	7,971,206	$44,095,360	-	$686,349	500,000	$7,062,781	$(51,282,209)	$562,281
Comprehensive (loss) for the period	-	-	-	-	-	-	(56,546)	(56,546))
Options expired	-	-	-	-	(200,000)	-	-	-
Balance at 30 June 2017	7,971,206	$44,095,360	-	$686,349	300,000	$7,062,781	$(51,338,755)	$505,735
Comprehensive (loss) for the period	-	-	-	-	-	-	(74,447)	(74,447)
Balance at 30 September 2017	7,971,206	$44,095,360	-	$686,349	300,000	$7,062,781	$(51,413,202)	$431,288
Comprehensive (loss) for the period	-	-	-	-	-	-	(80,793)	(80,793)
Options forfeited	-	-	-	-	(35,000)	-	-	-
Balance at 31 December 2017	7,971,206	$44,095,360	-	$686,349	265,000	$7,062,781	$(51,493,995)	$350,495
Balance at 01 January 2018	7,971,206	$44,095,360	-	$686,349	265,000	$7,062,781	$(51,493,995)	$350,495
Shares issued for properties	428,572	60,000	-	-	-	-	-	60,000
Comprehensive (loss) for the period	-	-	-	-	-	-	(64,794)	(64,794)
Balance at 31 March 2018	8,399,778	$44,155,360	-	$686,349	265,000	$7,062,781	$(51,558,789)	$345,701

3 | Page
-- The accompanying notes form an integral part of the condensed interim consolidated financial statements --

Emgold Mining Corporation	Statement 4
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Cash Flows
		Three months ended	Three months ended
		31 March 2018	31 March 2017
Operating Activities
Gain (Loss) for the Period		$(64,794)	$526,124
Items not Affecting Cash
Effect of currency translation		269	(74)
(Gain) on write-off of related party debt	(8)		(587,500)
		(64,525)	(61,450)
Net Change in Non-cash Working Capital
Due to related parties		36,925	21,329
Accounts receivable		771	827
Prepaid expenses and deposits		(703)	(46)
Accounts payable and accrued liabilities		18,776	(2,413)
		55,769	19,697
		(8,756)	(41,753)
Investing activites
Resource property		2,707	25,000
		2,707	25,000
Net Increase (Decrease) in Cash		(6,049)	(16,753)
Cash position – beginning of period		18,572	73,470
Cash Position – End of Period		$12,523	$56,717
Schedule of Non-cash Investing and Financing Transactions
Shares issued for mineral property acquisition	(6)	$60,000	$60,000

4 | Page
-- The accompanying notes form an integral part of the condensed interim consolidated financial statements --

Emgold Mining Corporation
US Dollars (Unaudited)
Notes to the Condensed Interim Consolidated Financial Statements

1)
Nature of operations and going concern

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principle place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTC.

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of significant revenue at this time, is unable to self-finance operations, and has significant on-going cash needs to meet its overhead requirements and maintain its exploration and evaluation assets. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used, and such adjustments could be material.

Rounded (‘000’s)	31 March 2018	31 December 2017
Working capital	$(531,000)	(469,000)
Accumulated deficit	$(51,559,000)	(51,494,000)

2)
Basis of preparation – Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting except for cash flow information.

Since the condensed interim consolidated financial statements do not include all requirements in IAS1, “Presentation of Financial Statement” (IAS1), they should be read in conjunction with the Company’s audited annual financial statements for the year ended 31 December 2017.

5 | Page

Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

The preparation of these financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The judgements, estimates and assumptions made by management affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Critical estimates and judgement are disclosed more fully in the Company’s audited annual consolidated financial statements for the year ended 31 December 2017.

3)
Summary of significant accounting policies

The accounting policies and methods of computation followed in preparing these Financial Statements are the same as those followed in preparing the most recent audited annual financial statements. For a summary of significant accounting policies, please refer to the Company’s audited annual financial statements for the year ended 31 December 2017.

4)
Financial instruments and risk management

a)
Financial instrument classification and measurement

Financial instruments of the Company carried on the Consolidated Statement of Financial Position are carried at amortized cost with the exception of cash and cash equivalents, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 March 2018 and 31 December 2017.

The Company classifies the fair value of these transactions according to the following hierarchy.

●
Level 1 – quoted prices in active markets for identical financial instruments.

●
Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

●
Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1. There have been no changes between levels during the period.

b)
Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, reclamation bonds, assets held for sale, due to related parties, and accounts payable and accrued liabilities. At 31 March 2018 and 31 December 2017, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

6 | Page

Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

c)
Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)
Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

f)
Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk. At 31 March 2018 the Company held currency totalling the following:

Rounded (‘000’s)	31 March 2018	31 December 2017
Canadian dollars	$1,000	6,000
United States dollars	$12,000	13,000

g)
Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

7 | Page

Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

5)
Assets held for sale

Emgold has a 7.13 acre parcel of land located in Nevada County that was part of the Company’s former Idaho-Maryland Project, which is currently listed for sale.

Assets Held for Sale	Assets Held for Sale
Balance at 01 January 2017	$154,452
Balance at 31 December 2017 and 31 March 2018	$154,452

6)
Exploration and evaluation assets

Property Acquisition Costs	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	BC Properties	Total
Balance at 01 January 2017	434,052	80,029	80,030	2	594,113
Acquisitions	-	30,000	30,000	-	60,000
Royalty payments received	(110,000)	-	-	-	(110,000)
Balance at 31 December 2017	324,052	110,029	110,030	2	544,113
Balance at 01 January 2018	324,052	110,029	110,030	2	544,113
Acquisitions	-	30,000	30,000	-	60,000
Royalty payments received	(10,000)	-	-	-	(10,000)
Balance at 31 March 2018	314,052	140,029	140,030	2	594,113

a)
Idaho-Maryland Property, California

In 2015, the Company classified the former Idaho-Maryland project of $490,508 as assets held for sale. The Company sold several properties in Grass Valley and has one remaining property, valued at $154,452. Buckskin Rawhide East Property, Nevada

The Company has a 100% interest in the 52 unpatented mineral claims, totalling 835 acres that make up Buckskin Rawhide East Property, which is located near Fallon, Nevada.

The Buckskin Rawhide Property is leased to Rawhide Mining LLC (RMC), owners of the Rawhide Mine under the following terms:

1.
The Lease Term is 20 years (start date of 01 June 2013).

2.
Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.

3.
During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.

4.
RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.

5.
RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.

6.
RMC will have the option of earning a 100% interest in the property by bringing it into commercial production.

8 | Page

Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the property or decide not to advance it, the property will be returned to Emgold. Should Emgold subsequently advance the property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

Under the terms of the lease agreement, RMC was to complete $500,000 in exploration related expenditures on the property by the third anniversary or 01 June 2016. However, as at 01 June 2016, RMC has completed US$325,000 in exploration activities on the property.

On 01 June 2016, RMC and Emgold mutually agreed to amend the original Lease Agreement whereby RMC would pay Emgold US$175,000, in seven quarterly payments of US$25,000, starting 01 June 2016, to keep the Lease Agreement in good standing. These payments will be in lieu of completing the additional US$175,000 in exploration work required in the original Lease Agreement. The proceeds of these payments would be used by Emgold for general working capital. Payments of $25,000 each were completed for 01 June 2016, 01 September 2016, 01 December 2016, and 01 March 2017, 01 June 2017, 01 September 2017, and 01 December 2017 respectively. In addition, Emgold received the $10,000 annual advance royalty payment for the Buckskin Rawhide Property from RMC, due 01 June 2018.

b)
Buckskin Rawhide West Property, Nevada

Previously, the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The amount payable escalates to $30,000 per year in years 2016 to 2018. Payments were made in cash or shares, based on the discretion of the Company or the owner, depending on the year. The Company has met all current and past commitments on this property. The Company issued 214,286 common shares during the period for the advance royalty payment for the Buckskin Rawhide West Property of $30,000, completing 100% acquisition of the property. Emgold is in the process of transferring the claims into Emgold (US) Corporation’s name.

c)
Koegel Rawhide , Nevada

Previously the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Property in Mineral County, Nevada. The RHT and GEL claims comprise 19 unpatented lode mining claims totalling 380 acres. In addition, Emgold staked 17 additional unpatented lode claims totalling 340 acres. Together, the claims totalling 720 acres make up the Koegel Rawhide Property. Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The liability increases to $30,000 per year in years 2016 to 2018. The Company has met all current and past commitments on this property. The Company issued 214,286 common shares during the period for the advance royalty payment for the Buckskin Rawhide West Property of $30,000 completing 100% acquisition of the property. Emgold is in the process of transferring the claims to Emgold (US) Corporation’s name.

9 | Page

Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

d)
Stewart Property, British Columbia

The Company holds the rights to the Stewart mineral claims, near Ymir British Columbia, totalling 5,789 hectares. Since the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held to January 2023 without additional work. An impairment loss has been previously recognized in the consolidated statement of comprehensive loss bringing the carrying value to $1.

e)
Rozan Property, British Columbia

The Company holds the rights to the Rozan mineral claims, near Ymir British Columbia, totalling 1,950 hectares. Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held until March 2023 without additional work. An impairment loss has been previously recognized in the consolidated statement of comprehensive loss bringing the carrying value to $1.

7)
Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Remuneration or fees(ii)
CEO and President - management fees	2018	$23,125
	2017	$26,125
Clearline CPA Corp., A company of which the CFO is a director – management fees	2018	$7,115
	2017	$6,803
Clearline CPA Corp., A company of which the CFO is a director – accounting	2018	$2,599
	2017	$1,439
(i)
For the three month periods ended 31 March 2018 and 2017.
(ii)
Amounts disclosed were paid or accrued to the related party.

The following table reports amounts included in due to related parties.

	31 March 2018	31 December2017
Clearline CPA Corp.	$20,698	31,414
David Watkinson, the CEO	270,427	222,786
Andrew MacRitchie, Director	4,704	4,704
William Witte, Director	4,704	4,704
Total	$300,533	263,608

As at 31 March 2018, Andrew MacRitchie and William Witte loaned the Company CAD$5,000 each. The loans bear interest at 1% per month and are repayable on demand. Remaining related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

10 | Page

Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

8)
Share capital

a)
Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

b)
Common shares, issued and fully paid

As at 31 March 2018, the Company had issued 8,399,778 (31 December 2017 – 7,971,206) common shares. During the period, the Company issued 428,572 common shares as advance royalty payment for its mineral property options.

c)
Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity, during the period, is summarized as follows

Stock option activity	31 March 2018	Weighted Average exercise price	31 December 2017	Weighted average exercise price
Balance – beginning of year	265,000	1.00	500,000	1.20
Expired	-	-	(235,000)	(1.50)
Balance – end of year	265,000	1.00	265,000	1.00

Details of stock options outstanding, as at 31 March 2018 are as follows:

Date of Grant	Expiry Date	Exercise Price	31 March 2018 Outstanding	31 March 2018 Exercisable	31 December 2017 Outstanding
12 October 2013	11 October 2018	$1.00	265,000	265,000	265,000
			265,000	265,000	265,000

As at 31 March 2018, all 265,000 (31 December 2017 – 265,000) of these outstanding options had vested. As at 31 March 2018 and 31 December 2017, none of the outstanding options were in the money.

d)
Warrants

As at 31 March 2018 and 31 December 2017, the Company has no warrants outstanding.

e)
Stock-based compensation

For the period ended 31 March 2018 and the year ended 31 December 2017, the Company did not issue additional stock options.

11 | Page

Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

9)
Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the period ended 31 March 2018.

10)
Segmented disclosure

The Company operates in one operating segment, which is acquisition, and exploration of mineral properties. The following provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Segmented Disclosure (Rounded to 000’s)	Canada	United States	Total
31 March 2018
Current assets	$10,000	14,000	24.000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	-	594,000	594,000
Property deposit	-	118,000	118,000
Other	10,000	-	10,000
Liabilities
Current liabilities	$(121,000)	(435,000)	(556,000)
31 December 2017
Current assets	$20,000	11,000	31,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	-	544,000	544,000
Property deposit	-	111,000	111,000
Other	10,000	-	10,000
Liabilities
Current liabilities	$(112,000)	(388,000)	(500,000)

12 | Page